UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION

(Translation of Registrant’s name into English)

Reconquista 1088, 7th Floor

Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description

1	Press release, dated November 10, 2017, announcing third quarter 2017 results for Loma Negra Compañía Industrial Argentina Sociedad Anónima

2	Condensed Interim Consolidated Financial Statements as of September 30, 2017 and for the nine months and the three months ended September 30, 2017 and 2016 for Loma Negra Compañía Industrial Argentina Sociedad Anónima

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 13, 2017	By:	/s/ Marcos I. Gradin
Name: Marcos I. Gradin Title: Chief Financial Officer

Exhibit index

Exhibit No.	Description

1	Press release, dated November 10, 2017, announcing third quarter 2017 results for Loma Negra Compañía Industrial Argentina Sociedad Anónima

2	Condensed Interim Consolidated Financial Statements as of September 30, 2017 and for the nine months and the three months ended September 30, 2017 and 2016 for Loma Negra Compañía Industrial Argentina Sociedad Anónima